SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

On October 12, 2008 Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translations from Hebrew of which are attached hereto as Exhibit 99.1-99.2 and incorporated herein by reference.

Exhibit 99.1	Immediate Report of the Approval of Actions pursuant to section 255 of the Companies Act, 5759 - 1999

Exhibit 99.2	Complementary notes to the immediate report attached as Exhibit 99.1